1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

July 8, 2025

VIA E-Mail

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	iDirect Private Credit Fund
Registration Statement on Form N-2
File Nos. 333-283577 and 811-24031

Dear Ms. Fettig:

This letter responds to a comment that Ms. Christina DiAngelo Fettig conveyed in telephonic conversation with Monica R. Patel on July 8, 2025, with respect to Pre-Effective Amendment No. 3 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2025 on behalf of iDirect Private Credit Fund (the “Fund”), and the Fund’s prior correspondence filing made on July 7, 2025 (the “Prior Correspondence”). The Fund has considered your comment and has authorized us to make the response on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement and/or the Prior Correspondence.

On behalf of the Fund, set forth below is the comment of the SEC staff (“Staff”) along with our response to or any supplemental explanations of such comment, as requested.

1.	Comment: In connection with the response to comment 5 of the Prior Correspondence, please confirm that the Fund calibrated the value of investments in investment funds to public observable market equivalent data as of 3/31/25.

Response:           The Fund so confirms.

*     *     *     *     *

Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos

2